Exhibit 99.1

Santiago, May 17, 2017

Mr.

Eric Parrado Herrera

Superintendent of Banks and

Financial Institutions

Present

Ref: Material Event

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in yesterday’s ordinary session, the Board of Banco Santander - Chile approved the following technological service contracts with related companies Isban Epaña and Santander Analytics S.A.:

1)	Isban España: Technological service contract for delegated execution and Transfer to BAU-2017, for the Affidavit 1848 for Custody; and for incorporation of the AERO Processes Platform.
2)	Santander Analytics S.A. :Technological service contract for the Independent Construction and Validation of Models.

With regard to these operations, the Directors of the Bank, Mr. Vittorio Corbo Lioi, Oscar Von Chrismar Carvajal, Roberto Méndez Torres , Orlando Poblete Iturrate, Lucía Santa Cruz Sutil, Juan Pedro Santa Maria Pérez, Roberto Zahler Mayanz, Blanca Bustamente Bravo and Raimundo Monge Zegers expressed the approval for the Bank contracting the financial services referred to, adjusting the operations approved in pricing, terms and conditions to those prevailing in the market, in accordance also with the favorable report of the Audit Committee of the Bank.

Sincerely,

Claudio Melandri Hinojosa

GENERAL MANAGER

C.c. Superintendencia de Valores y Seguros.